Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Frontier Investment Corp (ROC # 372624) (the "Company")

TAKE NOTICE that by minutes of an extraordinary general meeting of the shareholders of the Company dated 20 February 2024, the following resolutions were passed:

RESOLVED, as a special resolution, THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended (a) as a special resolution THAT, effective immediately, the Articles of the Company be amended by:

(i)	amending Article 49.7 by deleting the following introduction of such sub-section:

"In the event that either the Company does not consummate a Business Combination within 36 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles (the "Extended Date"), the Company shall"

(ii)	and replacing it with the following:

"In the event that either the Company does not consummate a Business Combination by February 21, 2024, or such later time as the Members may approve in accordance with the Articles (the "Early Termination Date"), the Company shall"

(iii)	amending Article 49.8(a)(ii) by deleting the words: "within thirty-six month after the Extended Date."

(iv)	and replacing them with the words: "by the Early Termination Date".

(v)	amending Article 49.10(b)(ii)(A) by deleting the following introduction of such sub-section: "beyond thirty-six months from the closing of the IPO"

(vi)	and replacing it with the following:

"beyond the Early Termination Date".

"RESOLVED, as a special resolution THAT, effective immediately, Section 1 (i) of the Investment Management Trust Agreement dated 6 July 2021 between the Company and Continental Stock Transfer & Trust Company be amended and restated in its entirety to read as follows:

(i)	Commence liquidation of the Trust Account only after and promptly after (x) receipt of, and only in accordance with, the terms of a letter (“Termination Letter”), in a form substantially similar to that attached hereto as either Exhibit A or Exhibit B, signed on behalf of the Company by its Chief Executive Officer or other authorized officer of the Company, and complete the liquidation of the Trust Account and distribute the Property in the Trust Account, including interest not previously released to the Company to pay its taxes (less up to $100,000 of interest that may be released to the Company to pay dissolution expenses), only as directed in the Termination Letter and the other documents referred to therein; or (y), February 21, 2024 (the “Last Date”) or such date as may be approved by the Company’s shareholders in accordance with the Company’s amended and restated memorandum and articles of association, as amended, if a Termination Letter has not been received by the Trustee prior to such date, the Trust Account shall be liquidated in accordance with the procedures set forth in the Termination Letter attached as Exhibit B hereto and distributed to the Public Shareholders as of the Last Date.”

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"RESOLVED, as an ordinary resolution, THAT the adjournment of the Extraordinary General Meeting to a later date or dates or indefinitely, if necessary or convenient, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of any of the foregoing proposals."

/s/ Todd Hurlston

Todd Hurlston

Corporate Administrator

for and on behalf of

Maples Corporate Services Limited

Dated this 20th day of February 2024

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